8-52658



13031830

SECURI[...]ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52658

SEC Mail Processing Section

MAY 29 2013

Washington DC 404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/12** (MM/DD/YY) AND ENDING **3/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Macquarie Private Wealth Corp**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Brookfield Place, 181 Bay Street, Suite 3200
(No. and Street)

Toronto	**Ontario**	**M5J 2T3**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Lexovsky **(416) 687-1230**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers Center, 300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



Independent Auditor's Report

To the Board of Directors and Stockholder of
Macquarie Private Wealth Corp.

We have audited the accompanying financial statements of Macquarie Private Wealth Corp. (the Company), which comprise the statement of financial condition as of March 31, 2013, and the related statement of operations, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Macquarie Private Wealth Corp. at March 31, 2013, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Macquarie Private Wealth Corp for the period ended March 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



James Lexovsky
Chief Financial Officer

May 28 , 2013
Date

Subscribed and sworn to before me,
On this 28th day of May 2013



Notary Public , Commissioner of Oaths
Margaret Chow


NOTARY
PUBLIC
ONTARIO



Other matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 28, 2013

Macquarie Private Wealth Corp.
Statement of Financial Condition
March 31, 2013

Assets		
Receivable from clearing broker	$	46,492
Securities owned, at fair value		2,834,787
Other assets		225,397
Total assets	$	3,106,676
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses and other liabilities	$	56,622
Payable to parent		43,589
Total liabilities		100,211
Commitments, contingencies, and guarantees		
Subordinated borrowings		1,350,000
Stockholder's equity		
Common stock, $1.00 par value; 250,000 shares authorized, issued and outstanding		250,000
Retained earnings		1,406,465
Total stockholder's equity		1,656,465
Total liabilities and stockholder's equity	$	3,106,676

The accompanying notes are an integral part of these financial statements.

Macquarie Private Wealth Corp.
Statement of Operations
Year Ended March 31, 2013

Revenues		
Commissions	$	877,081
Service fees		735,260
Interest income and other		2,248
Total revenues		1,614,589
Expenses		
Employee service fees		384,875
Management fees		893,652
Brokerage, clearing and exchange fees		234,563
Interest expense		94,500
Professional fees		45,634
Other		97,661
Total expenses		1,750,885
Loss before income tax benefit		(136,296)
Income tax benefit		(5,666)
Net loss	$	(130,630)

The accompanying notes are an integral part of these financial statements.

Macquarie Private Wealth Corp.
Statement of Changes in Stockholder's Equity
Year Ended March 31, 2013

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance at March 31, 2012	250,000	$ 250,000	$ 1,537,095	$ 1,787,095
Net loss			(130,630)	(130,630)
Balance at March 31, 2013	250,000	$ 250,000	$ 1,406,465	$ 1,656,465

The accompanying notes are an integral part of these financial statements.

Macquarie Private Wealth Corp.
Statement of Cash Flows
Year Ended March 31, 2013

Cash flows from operating activities	
Net loss	$ (130,630)
Adjustments to reconcile net income to cash provided by operating activities	
Changes in operating assets and liabilities	
Decrease in receivable from broker-dealers and clearing organizations	46,888
(Increase) in securities owned	(2,834,787)
Decrease in other assets	6,566
Increase in accrued expenses and other liabilities	21,339
(Decrease) in payable to parent	(43,168)
Net cash used in operating activities	(2,933,792)
Net decrease in cash and cash equivalents	(2,933,792)
Cash and cash equivalents	
Beginning of year	2,933,792
End of year	$ -
Supplemental cash flow disclosures	
Cash paid for interest	$ 94,500

The accompanying notes are an integral part of these financial statements.

Macquarie Private Wealth Corp.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended March 31, 2013

Balance at March 31, 2012	$ 1,350,000
Increases	-
Decreases	-
Balance at March 31, 2013	**$ 1,350,000**

The accompanying notes are an integral part of these financial statement.

1. Organization and Business

Macquarie Private Wealth Corp. (the "Company") is a wholly owned subsidiary of Macquarie Private Wealth Inc. (the "Parent"), which is an indirect, wholly owned subsidiary of Macquarie Group Limited, a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides a full range of wealth management services for retail clients residing in the United States including portfolio management, margin lending, securities borrowing and lending, etc. primarily related to securities listed in the United States and Canada. The Company clears transactions on a fully disclosed basis with an unaffiliated clearing broker.

2. Significant Accounting Policies

Basis of Accounting and Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest bearing investments with maturities of three months or less from the date of purchase.

Securities owned, at fair value

Securities owned consist of treasury bills with maturities of greater than three months from the date of purchase and are accounted for on a trade date basis.

Other Assets

Other assets consist of the minimum deposit of $100,000 held with the clearing broker as well as other prepaid expenses of the Company.

Income Taxes

The Company files income tax returns with Canada and the province of Ontario and is currently not under examination by any taxation jurisdiction.

The amount of current taxes payable or refundable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

Deferred income taxes are recorded for the effects of temporary differences between the reported amount in the financial statements and the tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on tax laws and rates applicable to the periods in which the differences are expected to reverse. The Company assesses its ability to realize deferred tax assets primarily based on the historical earnings, future earnings potential and the reversal of taxable temporary differences when recognizing deferred assets. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that has greater than fifty percent likelihood of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

Commissions

The Company executes U.S. and Canadian securities transactions, which are then cleared on a fully disclosed basis through an unaffiliated clearing broker. The Company records commissions, as defined within the executed clearing agreement, for securities transactions introduced by the Company to the clearing broker on a trade date basis.

Service Fees

The Company receives service fee revenue from an affiliated entity in exchange for marketing and distribution services provided in relation to interests in the funds of the affiliate. Service fees earned by the Company are computed as the cost of services provided plus five percent.

Interest Income and Interest Expense

Interest income is earned on treasury bills held with the clearing broker. Interest expense on subordinated loans is accrued and paid in accordance with contractual terms stipulated by related party subordinated loan agreements.

Fair Value Measurements

The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes inputs to valuation techniques used to determine fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. As of March 31, 2013, all financial instruments are classified as Level 2 assets. There is no movement between levels during the year.

New Accounting Pronouncements

In December 2011, the FASB issued new accounting guidance related to disclosures about offsetting assets and liabilities. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement

similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. This requirement is effective for annual reporting periods beginning on or after January 1, 2013. This change is not expected to have a material impact on the Company's financial statements.

3. Related Party Transactions

The Company has transactions with the Parent and affiliated entities that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

The Parent charged the Company a total of $193,404 related to administrative services as well as $94,500 of interest on the subordinated loans during the year ended March 31, 2013. Management fees of $700,248 were paid to an affiliate in relation to service fee revenue earned, which was $735,260. The payable to parent balance consists of accrued portions of administrative services and interest expense.

4. Subordinated Loans

The subordinated loans provided by the Parent, aggregating a total of $1,350,000, have been approved by FINRA and bear interest at 7.0% per annum. These subordinated loans are unsecured and have maturity dates from August 31, 2014 to November 30, 2015.

5. Commitments, Contingencies, and Guarantees

In the normal course of business, the Company's client activity involves the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event customers, other broker-dealers, or banks are unable to fulfill contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

6. Legal and Regulatory Matters

As at March 31, 2013, the Company has not identified any legal or regulatory matters creating loss contingencies which are both reasonably probable and estimable.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness. At March 31, 2013, the Company had net capital of $2,759,759 which was $2,709,759 in excess of the requirement of $50,000.

8. Income Taxes

The income tax benefit (provision) consists of the following:

Current tax:		
Current tax on profits for the year	$	-
Adjustments in respect of prior years		(5,666)
Total current tax		(5,666)
Deferred tax:		
Origination and reversal of temporary differences		(767)
Impact of change in the tax rate		767
Total deferred tax		-
Income tax benefit	$	(5,666)

The tax on the Company's profit (loss) before tax differs from the applicable domestic tax rate of 26.5% due to the following:

Loss before tax	$	(136,296)
Tax calculated at domestic tax rates		(36,118)
Tax effects of:		
Change in valuation allowance		35,351
Effect of difference in tax rates on current year movement on deferred taxes		767
Other		(5,666)
Tax benefit	$	(5,666)

The Company's has provided for a full valuation allowance against the deferred tax assets as management has determined that it is more likely than not that all deferred tax assets will not be realized due to the lack of forecasted profits. There are no liabilities recorded related to uncertain tax positions as of March 31, 2013.

9. Subsequent Events

The Company has evaluated subsequent events through May 28, 2013, the date the financial statements were issued. The Company did not have any significant subsequent events to report.